CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing Section
NOV 14 2008
Washington, DC
101

08005878

Subject CSM nv, (SEC File No. 82-34886)

Date November 6, 2008

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release August 13, 2008: CSM meeting the challenge of a tough environment;
- Press release September 8, 2008: PURAC-Sulzer develop new polymerization technology for PLA;
- Press release October 9, 2008: CSM sells its gluconates production plant in the Netherlands;
- Press release November 3, 2008: CSM trading update third quarter 2008.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-West

PROCESSED
NOV 19 2008
THOMSON REUTERS

11/17

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM MEETING THE CHALLENGE OF A TOUGH ENVIRONMENT

Diemen, the Netherlands, August 13, 2008 – The first half-year results demonstrate the increasing strength of CSM in its major markets. Underlying sales growth was 11%, and price increases fully offset the impact of higher raw material costs. PURAC in particular performed well. EBITA was held back by adverse currency movements and further restructuring costs, which masked an underlying improvement in profitability.

Key Facts First Half 2008

- Net sales increased from € 1,206.5 million to € 1,247.2 million (at constant exchange rates an increase of 11.4%). Autonomous sales growth was 11.2%.
- EBITA from continuing operations before exceptional items amounted to € 68.8 million compared with € 69.7 million in the first half of 2007 (at constant exchange rates: € 75.1 million, an increase of 7.7%).
- Further restructuring in Germany and in North America has slowed down the growth in profitability. Our restructuring is going beyond our 3-S Program and will go deeper and take additional time.
- The 3-S Program savings in the first half of 2008 were € 14 million higher than in the same period last year, bringing the total run-rate savings to € 112 million, already exceeding the 2008 target of € 110 million.
- The result before taxes from continuing operations increased by 6.2% to € 49.7 million.
- As a result of the positive outcome of a dispute with a foreign tax authority, a tax provision of € 38.7 million has been released.
- Implementation of the PURAC manufacturing footprint and bio-plastics strategy is on schedule.
- In a generally difficult financial climate, an additional financing arrangement of US$ 385 million was concluded with a syndication of banks at attractive conditions, to finance further growth.
- Worse than expected economic and market conditions invalidate ROS comparisons and delay attainment of our ROCE target.

Key Figures

	1st half-year	
millions of euros	2008	2007
Net sales from continuing operations	1,247.2	1,206.5
EBITA* before exceptional items	68.8	69.7
Exceptional items included in Operating result	-10.4	-8.7
EBITA*	58.4	61.0
Result before taxes from continuing operations	49.7	46.8
Result from discontinued operations**		141.9
Result after taxes	65.2	174.9
EPS (in €)	1.02	2.65
EPS from continuing operations (in €)	1.02	0.50
ROS before exceptional items (in %)	5.5	5.8
ROCE before exceptional items (including goodwill) (in %)	7.6	7.6

* EBITA: the operating result before amortization of intangible fixed assets.
** The result from discontinued operations for the first half of 2007 comprises the result of CSM Sugar and the result of the sale of CSM Sugar.

Gerard Hoetmer, CEO of CSM, on Strategy and the Market:

"I am pleased with the progress CSM has made in this volatile economic climate. We have been able to meet the short term challenges whilst working on our longer term strategic initiatives.

We have taken a leading role in implementing price increases, which were necessary to offset unprecedented increases in raw material costs. This often involved advising our customers on reformulations and different product designs.

At the same time our innovation centers worked hard on strategic innovations, resulting in the successful launch of amongst others a premium high quality croissant in Europe, the Hispanic range in BakeMark USA and in the further development of bio-plastics at PURAC. All in all, CSM has developed a more professional presence in the market, is more responsive to customer needs and hence is strengthening relationships with its customers.

The constant fine-tuning of our organization has considerably strengthened the foundation of our company, but we still have work to do. We are going to continue with our restructuring, beyond what was envisaged in our 3-S Program in order to ensure that we deliver on our strategic goals on being cost competitive and fulfill our growth ambitions. We are currently reorganizing at H.C. Brill in North America and at our German bakery organization in order to bring their performance up to company requirements. We expect to see clear improvements in the results at Brill in the second half of this year. The measures that we have taken in our German bakery organization are expected to lead to an improvement of the results in 2009 and beyond.

A good example of a successful restructuring is the turn-around at PURAC, with which I am very pleased. PURAC is clearly showing market leadership in new product launches, in continuously lowering the cost base, and implementing break-through changes in the production and product quality of bio-plastics. PURAC has proved to be able to increase prices to the required levels and is substantially improving profitability.

CSM is currently showing a strong performance under difficult market circumstances, which is an achievement our entire organization should be proud of. Continuing high raw material cost levels, negative currency effects and an economy that starts to show symptoms of a recession, create an even more difficult environment. We are nevertheless determined to further improve our activities, and consequently, improve our bottom line."

Financial Commentary on First Half 2008

Net sales

Net sales from continuing operations increased by € 40.7 million to € 1,247.2 million (first half 2007: € 1,206.5 million). The increase in net sales was impacted by negative exchange rate effects of € 96 million, due to the weaker US dollar and Pound Sterling. Acquisitions and divestments had a positive net effect of € 13 million. Autonomous sales growth was € 135 million (11.2%). The breakdown of the autonomous growth was as follows:

Bakery Supplies North America (BSNA)	15.2%
Bakery Supplies Europe (BSEU)	7.3%
PURAC	9.5%

Sales growth in the bakery activities was driven by increased prices as we successfully managed to fully offset the raw material cost increases. Growth at PURAC was driven by both price and volume increases.

EBITA

EBITA from continuing operations before exceptional items decreased by € 0.9 million to € 68.8 million. At constant exchange rates it would have increased by € 6.3 million or 7.7%.

The EBITA of BSNA was negatively impacted by H.C. Brill, where results came in US$ 9 million lower compared with the first half of 2007, including write downs of slow moving and obsolete inventory of US$ 5 million. EBITA of Brill in the first half of 2008 was better than in the second half of 2007. The improvement in results at Brill will be clearly visible in the second half of 2008.

Furthermore, as announced, we have taken measures in our German bakery operation in order to reverse its declining profitability. A number of initiatives, including management changes and a restructuring of the organization, are expected to lead to an improvement in EBITA in 2009 and beyond.

A very positive development in our bakery activities is the progress we are making in the out-of-home channel, where we are strengthening our position and growing our market share. The acquisitions of Titterington's and Kate's Cakes have been an important part of this success.

PURAC is benefiting from its continuing volume growth and cost saving initiatives, whilst unlike in previous years PURAC is now successfully passing on the cost increases in raw materials and energy to the market.

In its final year, our 3-S Program has delivered additional savings in the first half of 2008 of € 14 million compared with the same period in 2007. The current run-rate shows a saving of € 112 million, already exceeding the target of € 110 million.

Exceptional expenses amounted to € 10.4 million; the main charge taken was an amount of € 9.4 million for the reorganization of our German bakery operation.

Net financial income and charges amounted to negative € 5.3 million. The improvement of € 6.7 million compared with the first half of 2007 is caused by currency effects and incidental lower costs.

The tax charge was positively impacted by a large release from our tax provision amounting to € 38.7 million. We achieved a successful resolution of a dispute with a foreign tax authority. Excluding this release our tax burden amounted to 29.2%.

Balance Sheet

Capital employed excluding goodwill from continuing operations increased by € 74.9 million to € 875.9 million compared with December 31, 2007 (€ 801.0 million). The main movements were (in millions of euros):

- Capital expenditure on fixed assets 25.2
- Depreciation of fixed assets -29.3
- Working capital 107.5
- Currency effects -30.3
- Acquisition of Harden Fine Foods 5.8

Working capital increased to € 343.8 million (December 31, 2007: € 236.3 million) due to an increase of inventories and lower current liabilities. Receivables came slightly down in days outstanding. The growth in inventory of almost € 47 million reflects higher raw material prices, the build up of inventory at PURAC to prepare for the closures of our European lactic acid factories and the increased sailing stock from Thailand to Europe. The release of a tax provision of € 38.7 million decreased our current liabilities.

Shareholders' equity decreased by € 14.4 million to € 943.3 million. The main movements were:

- the addition of the result for the first half of 2008 amounting to € 65.2 million;
- a decrease of € 57.2 million resulting from dividend payments;
- negative currency effects of € 22.3 million, due to the declining Thai Baht, Pound Sterling and US dollar.

Cash Flow / Financing

The cash flow from operating activities (continuing operations) amounted to negative € 11.9 million. The financing of the increased working capital was the main factor for the negative cash flow. The cash flow from investment activities consisted mainly of the acquisition of Harden Fine Foods (€ 7.6 million) and capital expenditure on fixed assets (€ 25.8 million).

Net debt increased by € 77.5 million to € 533.1 million (end of 2007: € 455.6 million). The net debt to EBITDA ratio of 2.7 is well under the maximum ratio of 3 we set for ourselves.

The recently concluded additional US $ 385 million revolving credit facility in combination with the € 700 million revolving credit facility concluded last year means we have ample room to finance our growth ambitions.

Prospects for 2008

We have put enormous effort into strengthening our organization over the last years, the benefits of which are visible in our current results and will become more apparent in future results. Our restructuring and repositioning of CSM has been achieved in an increasingly turbulent environment, featuring significantly adverse currency movements, an unprecedented increase in raw material costs, extreme volatility in markets and the recent very sharp decline in economic confidence and activity.

Becoming a true market leader requires that all aspects of a business excel and become part of an integrated professional organization. Our reorganizations have been focusing on this. We realize, however, that these reorganizations need to go deeper and will take additional time. Our recent reorganizations in the US and Germany are examples of this awareness and show our determination to take all appropriate measures to strengthen market leadership. The improvements that PURAC has made towards true leadership, which are partly reflected in its first half 2008 results are the fruits of the reorganizations and tough choices we had to make over the last three years and clearly show that we are on the right track.

In the current challenging environment we have to be realistic about the attainment of our targets set in 2005. In particular the ROS calculation is very much distorted by currency and raw material changes and so invalidates comparison with the targets we had set in 2005. This environment also affects the ROCE targets, albeit to a lesser extent. We remain committed to delivering on our group target of at least 12% ROCE to which both Bakery and PURAC will contribute. Market and economic conditions will influence timing. We will elaborate on this target with our full year results.

Our mission is to create shareholder value and not to pursue short-term goals to the detriment of sustainable returns. The route to achieving the targeted financial results is through further developing our sustainable leadership positions in Bakery and in PURAC.

Bakery Supplies North America

Consistent with the outlook as indicated in our 2007 Annual Report, we will continue to improve our market position and results. In the current stagnating economic climate in the US we will continue to increase our prices to offset increasing costs. We do see pressure on volume growth in the market and we expect this to also continue for the remainder of 2008. We expect EBITA in US dollar to show growth in the second half of 2008 compared with the second half of 2007 especially as a result of the improved performance at Brill.

Bakery Supplies Europe

The transition of a country based organization to a truly European organization is developing as planned. Cross selling of products between different geographic regions and the European wide new product launches will further contribute to growth of our business. Declining consumer confidence in most of the European countries and the reaction of our customers to this will offset only part of the expected growth thanks to our stronger market position. We expect EBITA to improve but at a slower pace due to the reorganization of our German activities.

PURAC

The sales growth outlook of 8-10% for 2008 as indicated in our 2007 Annual Report has been realized in the first half and will continue in the second half of 2008, with price increases taking a larger share. The second half will show a less spectacular improvement due to increased raw material costs. Cost increases of more than 100% in various auxiliary materials are making further substantial price increases necessary. Although these price increases have already been announced to the market, the annual contracts entered into earlier 2008 will delay the benefit to results.

CSM Total

For 2008 we expect substantial sales increases as a result of the successful process of raising our prices to offset increased raw material costs. The difficult economic environment together with the sharp price increases for many of our products will affect market demand. However, in most of our markets we do expect to increase market shares as a result of our more customer-oriented organization and increased innovation power.

Capital expenditure for CSM total will be in line with depreciation and working capital will come down slightly as a percentage of sales, as indicated earlier.

For more information, please contact:

Press: Mirko Creyghton, Director Communications, tel. +31 (0)20 5906320 / cell phone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices

1. Business Developments in the Divisions
2. Consolidated Profit and Loss Account
3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items
4. Consolidated Balance Sheet
5. Movements in Shareholders' Equity
6. Consolidated Cash Flow Statement
7. Key Figures
8. Breakdown 3-S Program
9. Segment Overview
10. Notes

Press Conference and Analyst Presentation (Webcast)

A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, August 13, 2008. The presentation that is provided for analysts and investors at the same location can be followed live via www.csm.nl from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background Information

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

1. Business Developments in the Divisions

• Bakery Supplies

1st half-year *millions of euros*	before exceptionals 2008	before exceptionals 2007	2008	2007
Net sales	1,084.6	1,049.1	1,084.6	1,049.1
EBITA	59.3	66.2	47.9	61.6
ROS %	5.5	6.3	4.4	5.9
ROCE including goodwill %	7.9	8.8	6.4	8.2

• Bakery Supplies North America

1st half-year *millions of US dollar*	before exceptionals 2008	before exceptionals 2007	2008	2007
Net sales	845.8	722.5	845.8	722.5
EBITA	48.6	51.0	48.6	47.7
ROS %	5.7	7.4	5.7	6.6
ROCE including goodwill %	9.9	11.3	9.9	10.2

1st half-year *millions of euros*	before exceptionals 2008	before exceptionals 2007	2008	2007
Net sales	553.3	544.0	553.3	544.0
EBITA	31.8	39.9	31.8	35.8
ROS %	5.7	7.4	5.7	6.6
ROCE including goodwill %	10.2	11.4	10.2	10.2

Key Facts

- Price increases fully offset higher raw material costs.
- Further growth in strategically important out-of-home market.
- Improving supply chain at H.C. Brill; re-assessment of inventory resulted in write offs of US$ 5 million.

Main Developments

The increase in sales by approximately US$ 123 million, or 17%, reflects the good progress we have made in raising our prices to fully offset the higher raw material prices. This major achievement has been the primary focus of our sales organization. Although the US market has been showing signs of decreasing consumption of some ingredients and finished products, we have managed to compensate this trend by increasing our market share based on our solid market position and successful innovations.

The lower EBITA is attributable to the lower results at H.C. Brill, US$ 9 million behind last year, including the write down of slow moving and obsolete inventory of US$ 5 million. As indicated earlier, we have taken substantial measures to improve the situation at Brill. We managed to improve service levels to our customers, we increased the efficiency of our supply chain organization and lowered our overhead costs.
As the issues at Brill materialized in the results of the second half of 2007, the improvements realized at Brill are not visible in EBITA in the first half of 2008 when comparing to the same period last year. We are positive about the developments at Brill and do expect EBITA in the second half of the year to be substantially better than in the first half of 2008.
The result of the acquired company Titterington's has been offset by the effect of the divestment of QA Products.

Working capital in the US grew by US$ 12 million versus year end 2007 mainly due to increased raw material costs and increased selling prices. Working capital days outstanding were stable.

Capital expenditure amounted to US$ 11.2 million (€ 7.3 million) versus depreciation of US$ 13.1 million (€ 8.6 million). The most significant investments were made in the factories for frozen products, capacity expansion and the development of a new IT system.

• Bakery Supplies Europe

1st half-year *millions of euros*	before exceptionals 2008	before exceptionals 2007	2008	2007
Net sales	531.3	505.1	531.3	505.1
EBITA	27.5	26.3	16.1	25.8
ROS %	5.2	5.2	3.0	5.1
ROCE including goodwill %	6.3	6.6	3.7	6.5

Key Facts

- Price increases fully offset higher raw material costs.
- Restructuring of German operations expected to contribute to EBITA in 2009 and beyond.
- Acquisition of Harden Fine Foods (UK).
- Further growth in strategically important out-of-home market and in frozen products.

Main Developments
Sales growth in the first half of 2008 amounted to € 26 million or 5.2%. A reclassification of co-packing sales decreased sales by € 11 million. Net sales increase from the net effect of acquisitions was fully offset by the negative currency impact of the Pound Sterling. Autonomous sales grew 7.3%. This autonomous growth is fully attributable to increased prices, with volumes being slightly lower due to discontinuation of non-profitable business.

EBITA improved by € 1.2 million (at constant currencies the improvement would have been € 2.3 million), mainly due to the continued success of our cost reduction measures and acquisitions. The increased pricing fully offset the increased raw material costs.
The 3-S Program realized additional savings of € 7 million compared to 2007. The EBITA of our German operation was € 3 million lower compared with last year. Actions have been taken to address this situation. We expect the benefits of these actions to materialize in 2009 and beyond. The increased focus on innovation drove our R&D cost up by € 0.6 million.

Working capital in Europe increased by € 57.8 million, mainly due to increases in inventory and lower liabilities. In number of days outstanding, working capital increased slightly. Actions are being taken to improve this situation.

Capital expenditure of € 6.8 million was below depreciation of € 12.2 million. The majority of these investments are related to the construction of an innovation center in Bingen (Germany), energy savings and information technology.

In April, we announced the acquisition of Harden Fine Foods (HFF), a leading and successful supplier of mini-bite flapjacks, brownies, and cakes to in-store bakeries in supermarkets as well as out-of-home market segments. The acquisition of HFF, along with the acquisition of Kate's Cakes in the UK last year, reinforces CSM's position in the sweet treats and American style bakery products in Europe.
The effect of HFF on EBITA in the first half-year was negligible.

- **PURAC**

1st half-year *millions of euros*	before exceptionals 2008	before exceptionals 2007	2008	2007
Net sales	162.6	157.4	162.6	157.4
EBITA	17.5	10.9	18.5	4.4
ROS %	10.8	6.9	11.4	2.8
ROCE including goodwill %	11.7	6.2	12.4	2.5

Key Facts

- 5% volume growth of continued products; all market segments are contributing.
- Sales prices of continued products increased by 5.5%.
- Implementation of PURAC manufacturing footprint and bio-plastics strategy on track.
- New lactic acid factory in Thailand is performing well.
- Successful first production in our small-scale lactide and D- lactic acid plant in Spain.

Main Developments
Autonomous sales growth of 9.5% in the first half-year was more or less equally attributable to volume and pricing and in line with our expectations. Sales grew in all our three market segments: Meat & Poultry, Food & Nutrition and Chemicals & Pharma. New product launches supported this growth; sales from new products amounted to 10%.

EBITA improved considerably from € 10.9 million last year to € 17.5 million this year, mainly due to higher volume and cost savings. The 3-S Program generated an additional € 2 million in savings in the first half-year.
Increased prices more than offset increases in raw materials and energy costs. The negative effect of a lower US dollar exchange rate versus the euro was partly compensated by the favorable development of the Thai baht compared to the euro. Total currency impact was negative € 0.8 million.

Working capital increased by € 25.3 million, of which approximately half is due to increased inventory. Inventory has been built up to cater for the closure of the European Lactic Acid factories. Producing in Thailand also implies that the inventory of sailing stock will permanently remain on a higher level. This being said working capital control remains a core issue for PURAC management. Working capital will show improvement in the second half of 2008.

Both capital expenditure and depreciation amounted to € 11.6 million in the first half of 2008. The most important investments were related to the finalization of the Thailand plant and the lactide production in Spain.

Mid July, we announced the signing of a Heads of Agreement with Avebe on the sale of the Dutch gluconic acid activities. This intended sale is in line with the plans we disclosed in the second half of 2007 with respect to the supply chain footprint of Europe and the discontinuation of non-strategic activities. Final discussions with Avebe are taking place. We expect to finalize the transaction by the end of September 2008.

2. Consolidated Profit and Loss Account

millions of euros

	1st half-year	
	2008	2007
Continuing operations		
Net sales	1,247.2	1,206.5
Costs of raw materials and consumables	-725.7	-679.7
Production costs	-162.4	-176.9
Warehousing and distribution costs	-103.2	-96.3
Gross profit	**255.9**	**253.6**
Selling expenses	-97.9	-103.5
Research & development costs	-17.1	-14.6
General and administrative expenses	-83.9	-72.6
Other costs	-2.0	-6.4
Other proceeds		2.3
Operating result	**55.0**	**58.8**
Financial income	5.2	7.8
Financial charges	-10.5	-19.8
Result before taxes from continuing operations	**49.7**	**46.8**
Taxes	15.5	-13.8
Result after taxes from continuing operations	**65.2**	**33.0**
Discontinued operations		
Result after taxes CSM Sugar[1]		4.0
Result from sale of CSM Sugar after taxes		137.9
Result after taxes from discontinued operations		**141.9**
Result after taxes	**65.2**	**174.9**
Per ordinary share in euros		
Earnings from continuing operations	1.02	0.50
Diluted earnings	1.02	0.50
Earnings from continuing and discontinued operations	1.02	2.65
Diluted earnings	1.02	2.64

1 The result from discontinued operations of CSM Sugar comprises the divisional result excluding financial income and charges. Taxes are specifically allocated to the division on the basis of the nominal tax rate in the Netherlands.

3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

millions of euros

Half-year	30-6-2008			30-6-2007		
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
Net sales	1,247.2		1,247.2	1,206.5		1,206.5
Costs of raw materials and consumables	-725.7		-725.7	-679.7		-679.7
Production costs	-165.6	3.2	-162.4	-173.1	-3.8	-176.9
Warehousing and distribution costs	-102.1	-1.1	-103.2	-95.7	-0.6	-96.3
Gross profit	**253.8**	**2.1**	**255.9**	**258.0**	**-4.4**	**253.6**
Selling expenses	-97.9		-97.9	-102.5	-1.0	-103.5
Research & development costs	-17.1		-17.1	-14.4	-0.2	-14.6
General and administrative expenses	-73.4	-10.5	-83.9	-73.6	1.0	-72.6
Other costs		-2.0	-2.0		-6.4	-6.4
Other proceeds					2.3	2.3
Operating result	**65.4**	**-10.4**	**55.0**	**67.5**	**-8.7**	**58.8**
Financial income	5.2		5.2	7.8		7.8
Financial charges	-10.5		-10.5	-19.8		-19.8
Result before taxes from continuing operations	**60.1**	**-10.4**	**49.7**	**55.5**	**-8.7**	**46.8**
Taxes	12.3	3.2	15.5	-14.4	0.6	-13.8
Result after taxes from continuing operations	**72.4**	**-7.2**	**65.2**	**41.1**	**-8.1**	**33.0**

The exceptional items for the first half-year of 2008 can be specified for each division as follows.

Bakery Supplies Europe: a net negative total of € 11.5 million mainly due to restructuring of the German bakery operations, as well as costs arising from production transfer projects started in 2007 in France, Belgium, Italy and the Netherlands.

Bakery Supplies North America: exceptional costs due to the profit improvement plan of H.C. Brill were offset by a reversal effect of last year's decision not to close a factory, resulting in a net total of € 0 million.

PURAC: a net positive effect of € 1.1 million due to a release of redundancy provisions taken last year.

4. Consolidated Balance Sheet

before profit appropriation, millions of euros

	30-6-2008	31-12-2007	30-6-2007
ASSETS			
Property, plant & equipment	493.1	519.8	588.7
Intangible fixed assets	758.4	771.6	749.7
Financial fixed assets	14.0	13.9	11.5
Deferred tax assets	36.8	43.6	70.4
Total fixed assets	**1,302.3**	**1,348.9**	**1,420.3**
Inventories	293.2	256.1	257.4
Receivables	340.3	325.6	341.0
Tax assets	33.9	69.8	12.2
Cash and cash equivalents	31.7	37.7	37.4
Assets held for sale	10.3	10.2	
Total current assets	**709.4**	**699.4**	**648.0**
Total assets	**2,011.7**	**2,048.3**	**2,068.3**
LIABILITIES			
Shareholders' equity	**943.3**	**957.7**	**1,046.4**
Provisions	132.5	131.6	128.5
Deferred tax liabilities	47.8	50.4	37.7
Non-current liabilities	515.4	484.5	407.8
Total non-current liabilities	**695.7**	**666.5**	**574.0**
Interest-bearing current liabilities	49.4	8.8	35.8
Trade payables	211.3	227.6	206.6
Other non-interest-bearing current liabilities	103.4	118.5	120.5
Tax liabilities	8.6	69.2	85.0
Total current liabilities	**372.7**	**424.1**	**447.9**
Total liabilities	**2,011.7**	**2,048.3**	**2,068.3**

5. Movements in Shareholders' Equity

before profit appropriation, millions of euros

	1st half-year 2008	1st half-year 2007	2nd half-year 2007	Total 2007
Opening balance	**957.7**	**844.9**	**1,046.4**	**844.9**
Movement in hedge reserve	-0.5	2.4	-7.6	-5.2
Movement in translation reserve	-22.3	7.2	-9.3	-2.1
Result recognized in shareholders' Equity	**-22.8**	**9.6**	**-16.9**	**-7.3**
Profit half-year	65.2	174.9	27.9	202.8
Total result	**42.4**	**184.5**	**11.0**	**195.5**
Dividend	-57.2	-52.8		-52.8
Repurchase / sale company shares		-0.6	-99.9	-100.5
Movement in Option/Share plan reserve	0.4	0.4	0.2	0.6
Reclassification cumulative financing preference shares		70.0		70.0
Total transactions with shareholders	**-56.8**	**17.0**	**-99.7**	**-82.7**
Ending balance	**943.3**	**1,046.4**	**957.7**	**957.7**

6. Consolidated Cash Flow Statement

millions of euros

	1st half-year	
	2008	2007
Cash flow from operating activities		
Result after taxes	65.2	174.9
Adjusted for:		
- Discontinued operations		-141.9
- Depreciation/amortization of fixed assets	32.7	35.6
- Impairment of fixed assets	-2.3	2.2
- Result from divestments of fixed assets		-0.6
- Result from sale of group companies and activities	2.0	4.0
- Option/Share plan	0.4	0.4
- Financial income and charges	5.3	12.0
- Taxes	-15.5	13.8
Cash flow from operating activities before movements in working capital	**87.8**	**100.4**
Movement in provisions	2.1	-11.1
Movements in working capital:		
- receivables	-19.6	-14.2
- stocks	-46.3	-13.7
- non-interest-bearing current liabilities	-32.2	0.8
Cash flow from business operations	**-8.2**	**62.2**
Net interest paid	-10.4	-12.2
Tax paid on profit	6.7	-4.9
Cash flow from operating activities – continuing operations	**-11.9**	**45.1**
Cash flow from operating activities – discontinued operations		**-4.1**
Cash flow from operating activities	**-11.9**	**41.0**
Cash flow from investment activities		
Acquisition of group companies	-7.6	-60.9
Sale of group companies	-2.6	13.8
Capital expenditure on fixed assets	-25.8	-57.3
Divestment of fixed assets		2.9
Cash flow from investment activities – continuing operations	**-36.0**	**-101.5**
Discontinued operations		-0.8
Sale of discontinued operations		228.1
Cash flow from investment activities – discontinued		**227.3**
Cash flow from investment activities	**-36.0**	**125.8**
Cash flow from financing activities		
Movement in interest-bearing debts	100.4	-155.8
Repurchase/sale of company shares		-0.6
Paid-out dividend	-57.2	-52.8
Cash flow from financing activities	**43.2**	**-209.2**
Net cash flow	**-4.7**	**-42.4**
Effects of exchange rate differences on cash and cash equivalents	-1.3	-0.4
Increase/decrease cash and cash equivalents	-6.0	-42.8
Cash and cash equivalents at start of calendar year	37.7	80.2
Cash and cash equivalents at close of half-year	31.7	37.4

7. Key Figures

millions of euros

CONTINUING OPERATIONS	1st half-year	
	2008	2007
Net sales	1,247.2	1,206.5
EBITA before exceptional items	68.8	69.7
EBITA	58.4	61.0
Operating result	55.0	58.8
Result after taxes	65.2	33.0
Earnings per share in euros [1]	1.02	0.50
Cash flow from operating activities	-11.9	45.1
Cash flow from operating activities per share,in euros [1]	-0.24	0.68
Depreciation/amortization fixed assets	32.7	35.6
Capital expenditure on fixed assets	25.9	55.4
ROS % [2]	4.7	5.1
Result after taxes / net sales %	5.2	2.7
ROCE excluding goodwill % [3]	14.3	15.5
ROCE including goodwill % [4]	6.4	6.7
Number of employees at closing date	8,583	8,258

CONTINUING AND DISCONTINUED OPERATIONS	1st half-year	
	2008	2007
Result after taxes	65.2	174.9
Earnings per share in euros [1]	1.02	2.65
Number of employees at closing date	8,583	8,258
Shareholders' equity	943.3	1,046.4
Shareholders' equity per share in euros [5]	14.55	15.87
Interest cover [6]	5.9	6.8
Balance sheet total : shareholders' equity	1:0.5	1:0.5
Net debt position : shareholders' equity [7]	1:1.8	1:2.6
Net debt position/EBITDA [8]	2.7	1.5
Number of issued ordinary shares	62,031,279	72,831,132
Number of ordinary shares outstanding with third parties [9]	61,842,201	65,954,687
Number of ordinary shares with dividend rights	61,842,201	65,954,687
Weighted average number of outstanding ordinary shares	61,838,868	65,955,737
Share price as at 30 June	22.19	26.25
Market capitalization as at 30 June	1,372	1,731
Highest price in half-year	25.90	29.72
Lowest price in half-year	17.65	24.94
Number of issued cumulative preference shares	2,983,794	2,983,794

1 Per ordinary share in euros after deduction of dividend on cumulative preference shares.

2 ROS % is EBITA from continuing operations divided by net sales x 100.

3 ROCE excluding goodwill % is EBITA from continuing operations for halfyear x 2 divided by the average capital employed excluding goodwill x 100.

4 ROCE including goodwill % is EBITA from continuing operations for halfyear x 2 divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

5 Shareholders' equity per share is shareholders' equity divided by the number of shares with dividend rights.

6 Interest cover is EBITA before exceptional items divided by net interest income and charges.

7 Net debt position comprises interest-bearing debts minus cash and cash equivalents.

8 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items, or 'Operating result before depreciation and amortization of fixed and intangible assets before exceptional items.' (halfyear x 2)

9 Number of ordinary shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

8. Breakdown 3-S Program

millions of euros

	Plan				Total
	2005	2006	2007	2008	2008
Savings	15	55	85	110	110
Restructuring expenses	60	40	20		120

	Realisation					
	2007		2008		Plan	Realisation
	1st half	2nd half	1st half	2nd half	2008	Last 12 months
Savinges per:						
BSEU	16	25	23			48
BSNA	10	14	15			29
Bakery Supplies Total	26	39	38	0	75	77
PURAC	8	12	10		20	22
Sugar	5	6	5		12	11
Holding activities	1	1	1		3	2
Total	40	58	54	0	110	112
Split in:						
Restructuring projects	29	38	38		65	76
Purchasing	11	20	16		45	36
						Cumulative 2005 - 2008
Restructuring expenses	8	8	7		120	104
Cash out	7	11	5		80	74
FTE reduction	72	172	49			1,239

9. Segment Information per Business Area

millions of euros

1st half-year	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Holding companies		CSM total – continuing operations	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
P&L information										
Net sales	531.3	505.1	553.3	544.0	162.6	157.4			1,247.2	1,206.5
EBITA	16.1	25.8	31.8	35.8	18.5	4.4	-8.0	-5.0	58.4	61.0
Operating result	15.0	25.4	30.2	34.3	18.1	4.2	-8.3	-5.1	55.0	58.8
Balance sheet information										
Total assets	904.8	948.9	524.6	600.3	352.3	409.6	230.0	109.5	2,011.7	2,068.3
Total liabilities	292.8	365.2	119.2	123.3	64.0	77.4	592.4	456.0	1,068.4	1,021.9
Average capital employed excluding goodwill	284.7	211.7	238.9	272.3	277.7	320.2	16.2	-13.0	817.5	791.2
Goodwill (average)	595.0	581.1	387.6	432.2	21.4	31.0			1,004.0	1,044.3
Average capital employed including goodwill	879.7	792.8	626.5	704.5	299.1	351.2	16.2	-13.0	1,821.5	1,835.5
Capital employed excluding goodwill as at 30 June	320.4	216.0	239.4	283.9	273.8	337.9	42.3	-24.4	875.9	813.4
Goodwill as at 30 June	596.8	580.1	376.9	438.0	21.4	21.4			995.1	1,039.5
Capital employed including goodwill as at 30 June	917.2	796.1	616.3	721.9	295.2	359.3	42.3	-24.4	1,871.0	1,852.9
Depreciation of property, plant & equipment	11.0	13.3	7.0	8.1	11.2	12.0	0.1		29.3	33.4
Amortization of intangible fixed assets	1.1	0.4	1.6	1.5	0.4	0.2	0.3	0.1	3.4	2.2
Other information										
Capital expenditure on property, plant & equipment	6.8	14.6	7.3	10.9	11.1	28.6			25.2	54.1
Capital expenditure on intangible fixed assets					0.5	0.9	0.2	0.4	0.7	1.3
Impairment of fixed assets		-1.6	-2.3	2.9		0.9			-2.3	2.2
Average number of employees	4,039	3,584	3,579	3,519	990	1,011	49	40	8,657	8,154
Alternative performance measures										
ROS (in %)	3.0	5.1	5.7	6.6	11.4	2.8			4.7	5.1
ROCE excluding goodwill (in %)	11.3	24.4	26.6	26.4	13.3	2.7			14.3	15.5
ROCE including goodwill (in %)	3.7	6.5	10.2	10.2	12.4	2.5			6.4	6.7
Alternative performance measures before exceptional items										
EBITA	27.5	26.3	31.8	39.9	17.5	10.9	-8.0	-7.4	68.8	69.7
Operating result	26.4	25.9	30.2	38.4	17.1	10.7	-8.3	-7.5	65.4	67.5
ROS (in %)	5.2	5.2	5.7	7.4	10.8	6.9			5.5	5.8
ROCE excluding goodwill(in %)	19.3	24.8	26.6	29.4	12.6	6.8			16.8	17.7
ROCE including goodwill (in %)	6.3	6.6	10.2	11.4	11.7	6.2			7.6	7.6

CSM generates almost all of its revenues from the sale of goods.

Segment information:
For its primary segmentation CSM distinguishes between the bakery operations (Bakery Supplies),lactic acid operations (PURAC),and corporate activities.The bakery operations are subdivided into a European segment and a North American segment.
The bakery operations comprise the development,production and sale of bakery ingredients and products.The latic acid operations involve the production of latic acid and latic acid derivatives which are used in food,pharmaceutical and technical products.Corporate activities concern activities which cannot directly be allocated to one of the other segments,such as corporate finance,HR,and legal.

Information on the Use of Alternative Performance measures:
In the above table and elsewhere in the Interim Financial Statements a number of performance measures are presented which comply with the International Financial Reporting Standards (IFRS). Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Interim Financial Statements.CSM management uses these performance measures to make financial,operational and strategic decisions and evaluate performance of the segments.The alternative performance measures can be calculated as follows:

* EBITA is the operating result before amortization of intangible fixed assets.
* Return on sales (ROS) is EBITA divided by net sales x 100.
* ROCE excluding goodwill is EBITA for halfyear x 2 divided by the average capital employed excluding goodwill x 100.
* ROCE including goodwill is EBITA for halfyear x 2 divided by the average capital employed including goodwill x 100.
  This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
* Goodwill relates to magement goodwill,being the goodwill capitalized and the goodwill charged directly to equity since 1978.

10. Notes

Principles for the Valuation of Assets and Liabilities and Determination of the Result
This condensed interim financial information for the half-year ended June 30, 2008 complies with IFRS and has been prepared in accordance with IAS 34, "Interim financial reporting." The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

The figures in this half-year report have not been audited.

Accounting Policies
The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2007, as described in the annual financial statements for the year ended December 31, 2007.

Acquisitions
On April 15, 2008 CSM acquired Harden Fine Foods, based in the UK (acquisition price: £ 6.4 million; annual sales £ 11 million). Harden Fine Foods operates production facilities in Bradford, Yorkshire (UK) and is a leading supplier of mini-bite flapjacks, brownies and cakes to in-store bakeries in supermarkets, as well as out-of-home market segments.

Preliminary acquisition figures:

millions of euros	**Harden Fine Foods**
Net sales per year	13.9
Number of employees	210
Opening balance:	
Property, plant & equipment	0.8
Intangible fixed assets	4.8
Inventories	0.5
Receivables	1.8
Cash and cash equivalents	0.6
Payables	-2.3
Deferred tax liabilites	-1.4
Identifiable assets minus liabilities	4.8
Goodwill	3.4
Acquisition price	8.2

Contingent Commitments
Third-party guarantees amounted to € 24.5 million as at June 30, 2008 (June 30, 2007: € 34.1 million).

Events after Balance Sheet Date
On July 14, 2008 CSM announced the signing of a Heads of Agreement following negotiations with Avebe to sell the PURAC gluconate production plant in the Netherlands (Ter Apelkanaal). The intended transaction comprises the transfer of all employees. The completion of the transaction is scheduled for September 30, 2008.

CSM

CSM nv
Corporate Communications

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 62 16
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Press Release

PURAC-SULZER DEVELOP NEW POLYMERIZATION TECHNOLOGY FOR PLA

Diemen, the Netherlands; 8 September 2008 - CSM nv subsidiary PURAC and Sulzer Chemtech have jointly developed a new cost effective polymerization process to produce high quality Poly-Lactic Acid (PLA). The new process relies upon proprietary and jointly developed polymerization and devolatilization technology to efficiently produce a range of PLA products from the specialty Lactides supplied by PURAC. PURAC and Sulzer Chemtec signed a joint cooperation agreement for the development and sharing of this technology.

Poly-Lactic Acid is a bioplastic made from biorenewable raw materials like carbo-hydrates. PURAC offers the lactide monomers as polymerization feedstock and in cooperation with Sulzer the polymerization technology to make PLA.

This offering will significantly reduce the process and product development time thereby enabling faster and more reliable market entry for PLA producers. The new process requires substantially less investment and has unmatched potential for economic scale-up to high volumes.

The first plant to use this new technology will be built by Synbra in the Netherlands for the production of BIOFOAM ®, a foamed product made from this PLA, complementary to their wide range of polystyrene foam products offered today. The new plant with a capacity of 5,000 ton/year is targeted to be operational by the end of 2009. Synbra intends to assume a leading position in Europe as supplier of biologically degradable polymers from renewable sources and plans to expand the PLA capacity to 50,000 ton/year.

By the end of 2008, a demonstration and product development plant will be available exclusively to partners of PURAC, to facilitate both product and process development to meet various application and customer demands. The demonstration plant will be located at Sulzer Chemtec in Winterthur, Switzerland.

For more information, please contact:
Press & Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

About PURAC

PURAC has over 70 years of experience, owns many patents and is the global market leader in lactic acid. PURAC owns state-of-the-art lactic acid plants located in areas with favorable carbohydrate feedstock. The latest addition has been a 100,000 ton plant in Thailand that became operational November 2007. PURAC produces biomedical PLA, a quality that is used in the medical industry.

PURAC (a CSM company) has net sales of over € 300 million and a workforce of around 1,000 employees. PURAC operates in Europe, North America, Latin America and Asia. For more information: www.purac.com

About Sulzer

Sulzer Chemtech is a market and technology leader in the area of Static Mixing and Reaction Technology with some 100,000 references over a wide range of applications such as polymer production, polymer finishing, plastics processing and broader chemical process industries. With global footprint related to sales, engineering, fabrication and customer services Sulzer Chemtech serves the segments in the oil and gas, hydrocarbon processing, petrochemicals and polymer production industries.

Sulzer Chemtech is a division of Sulzer Corporation with annual sales of CHF 760 million and over 2,400 people worldwide. For more information: www.sulzerchemtech.com

About Synbra

Synbra has a leading position in Europe regarding Expandable Polystyrene EPS for Sustainable Insulation Systems and Industrial Products & Solutions for a wide diversity of markets. Synbra Technology bv in Etten-Leur, the Netherlands, is the in-house polymerisation and R&D facility 'Technology & Innovation' and the centre of excellence in materials and product development. Recent examples of the Synbra group's innovations are Xire,® incombustible polystyrene and BioFoam®. For more information: www.xire.com, www.biofoam.nl,www.synbra.com

Synbra achieves a turnover of € 330 million with about 1,600 employees in the Netherlands, Germany, France, Denmark, the United Kingdom and Portugal.

CSM

CSM nv
Corporate Communications

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Nienoord 13
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T 020 590 62 16
F 020 695 62 17
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Press Release

CSM SELLS ITS GLUCONATES PRODUCTION PLANT IN THE NETHERLANDS

Diemen, the Netherlands, October 9, 2008 - CSM announces the completion of the sale of the small scale gluconic acid and gluconates production plant of its subsidiary PURAC biochem in Ter Apelkanaal, the Netherlands to AVEBE. The transaction is effective per October 1, 2008.

The transaction comprises the transfer of all 68 employees. The transaction does not comprise the marketing and sales activities for gluconic acid and gluconates, which activities will be continued by PURAC.

The agreement also includes a tolling contract. AVEBE will continue to operate the gluconic acid and gluconates production plant exclusively for PURAC.

The sale of the production plant in Ter Apelkanaal, which was announced in July 2008, is part of the strategic restructuring of PURAC's manufacturing footprint, announced in September 2007.

For more information, please contact:

Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906320 / mobile +31 (0)6 52 41 18 41
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

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Trading Update

CSM TRADING UPDATE THIRD QUARTER 2008

Diemen, The Netherlands, November 3, 2008

- In our first half-year results statement we indicated that our Bakery Supplies markets had started to be influenced by recessionary pressures and that customer behaviour was being affected by the price increases that had followed from the unprecedented rise in raw material costs.

- These trends have intensified during the third quarter and we anticipate a challenging environment in the periods to come as demand weakens in our markets.

- Down trading and downscaling is affecting Bakery Supplies volumes, but particularly so in Europe where volumes fell by 6% in the third quarter.

- CSM is responding by adapting to the changing consumer environment by accelerating the launches and offering of value for money products.

- We expect PURAC to make substantial progress with its full year results for 2008.

- We are accelerating moves to drive efficiency improvements including headcount reduction.

- Sales for the first nine months were €1,886.7 million (2007 €1,833.6 million). Organic growth was 9.5%, driven by pricing growth of 11.5% and volume decline of 2%.

- Our EBITA for the first nine months is €95.7 million (2007 €104.8 million) with €27 million generated in the 3rd quarter (2007 €35 million). Currency translation has a significant impact on our reported results. On a constant currency basis our EBITA for the nine months would have been €103.9 million, with €28.8 million generated in the 3rd quarter.

- We expect EBITA before exceptional items for the full year to be 10 –15% below the €153.7 million delivered in 2007. Approximately half of the decline in EBITA is due to currency movements.

- CSM intends to publish future trading updates on a quarterly basis.

Commenting on the third quarter results, Gerard Hoetmer, CEO of CSM, said:

"At our first half year results statement we indicated that we would be affected by the developing recessionary environment. We see evidence of downscaling and down trading by customers as well as de-stocking effects. Our pricing power has helped us to deliver an organic sales growth of 9.5% in the year to date. We see raw material prices weakening significantly over the last few weeks, which due to timing differences with our existing cover positions is likely to negatively affect our results in the 4th quarter. We believe that CSM is continuing to gain share in many of our markets, but clearly we have to cope with negative economic trends. The Bakery Supplies businesses particularly in Europe in Germany and the UK are facing difficult market conditions; in these countries consumer confidence has fallen sharply. Consequently, profitability in the third quarter has been below the level achieved in the corresponding period in 2007 and we expect a similar pattern in the fourth quarter.
We are taking measures to react effectively to the current market situation. We have accelerated our launches of innovative new products to respond to the changes in consumer behavior. We are adapting our product portfolio including more value for money propositions reflecting the changing trends. In most of our markets we do expect to further increase market shares as a result of our more customer-orientated organisation and increased innovation power.
We are continuing our cost reduction programmes with closures and efficiency improvement steps, leading to a reduction in 200 (FTE) employees in various locations (Germany, France and US) by the end of 2008. This drive for improved efficiency will continue in 2009. The purchasing savings programmes also continue to deliver improvements, these cost savings will accelerate in 2009 and beyond as we speed up the process of driving efficiency improvements."

Sales

in millions	2008 Q1-Q3	2007 Q1-Q3	2008 Q3	2007 Q3
Bakery Supplies North America (US$)	1278.6	1113.1	432.8	390.6
% change	14.9		10.8	
Bakery Supplies North America (€)	840.5	828.5	287.2	284.6
% change	1.4		0.9	
Bakery Supplies Europe (€)	801.2	770.5	269.9	265.4
% change	4.0		1.7	
PURAC (€)	245.0	234.6	82.4	77.2
% change	4.4		6.7	
Total Sales (€)	1886.7	1833.6	639.5	627.2
% change	2.9		2.0	

Organic sales growth for the year-to-date was 9.5%, driven by pricing growth of 11.5% and volume decline of 2%. Currency movements and divestments had a negative impact of 6.5%.

Organic sales for Bakery Supplies North America in the first nine months was 14.4%, driven by pricing growth of 15.4% and volume decline of 1%. Currency movements and divestments had a negative impact of 12.6% and 0.3% respectively.

Organic sales for Bakery Supplies Europe in the first nine months was up 4% driven by pricing growth of 10% and volume decline of 6%, which is influenced by the planned discontinuation of unprofitable business. Acquisitions added 2.3% to turnover, whilst currency movements had a negative impact of 2.4%.

Organic sales growth of our continuing business at PURAC was 11.6% in the first nine months broadly in-line with the performance of the first-half and reflecting volume growth of 6% and pricing growth of 5.6%. Currency movements and divestments had a negative impact of 4.7% and 0.8% respectively.

EBITA for the first nine months and third quarter was as follows:

in millions	2008 Q1-Q3	2007 Q1-Q3	2008 Q3	2007 Q3
Bakery Supplies North America (US$)	71.7	75.9	23.1	22.9
Bakery Supplies North America (€)	47.1	56.5	15.3	16.6
Bakery Supplies Europe (€)	37.7	44.5	10.1	18.3
PURAC (€)	23.2	15.0	5.9	4.1
Holding costs (€)	-12.3	-11.3	-4.3	-4.0
EBITA (€)	95.7	104.8	27.0	35.0

On a constant currency basis first nine months EBITA for 2008 would have been €103.9 million whilst Q3 for 2008 would have been €28.8 million.

Bakery Supplies North America delivered EBITA of US$23.1 million in the 3rd quarter, a slight improvement from the US$22.9 million achieved in the 3rd quarter of 2007. The corrective action being taken at Brill is taking effect, with EBITA in the 3rd quarter being in-line with last year. Our other companies in North America continue to develop well given the challenging environment.

Bakery Supplies Europe delivered EBITA of €10.1 million in the 3rd quarter compared with €18.3 million achieved in the 3rd quarter of 2007. Price increases to compensate for higher raw material costs and fast shifting consumer behaviour are putting pressure on volumes. An unfavourable product mix also adds to a resultant pressure on profitability. All three business units, artisan, industry and frozen are witnessing volume declines although the downward pressure is the strongest within artisan. As expected and indicated with our half-year results we clearly see weakness in our profitability in Germany leading to a €4 million lower EBITA compared with Q3 2007. The recessionary environment in the UK with a sharp reduction in consumer spending has had a significant impact on our 3rd quarter results. In the UK, a national survey points to the in-store bakery market declining in volume by 3.9% over the last twelve weeks. CSM is market leader within the in-store segment. With the impact of the recessionary environment expected to continue to influence our European business in the 4th quarter we expect our EBITA for the year to be substantially below last year.

PURAC delivered EBITA of €5.9 million in the 3rd quarter against €4.1 million in 2007. As indicated with our first half results we expected that the second half of 2008 would show a less spectacular improvement in our results due to a lagging effect of passing on increased raw material costs. There is also a negative impact from a strike at a Canadian potassium mine which impacts our sales of potassium lactate. We anticipate that the strike will have a clear negative impact on PURAC's EBITA in the 4th quarter. Nonetheless, we expect PURAC to make substantial progress with its full year results for 2008.

Our cash flow will remain strong based upon our underlying cash generation, capital expenditure being in line with depreciation and an improvement in our working capital versus the first-half of 2008. Despite the turbulence in the financial markets we remain in a position of being well capitalised with a financial strength that leaves us well placed to execute our strategy. As far as our dividend is concerned, the stability of our cash flow will allow us to fulfil our commitments to shareholders as explained in our dividend policy.

There will be a conference call for investors and analysts at 14 o'clock CET when the management board will be available to respond to questions.

Dial-in details
Conference call title: Trading Update November 2008
Participants code: 3939026

Telephone numbers:	The Netherlands	+31 20 794 8507
	United Kingdom	+44 207 190 1492

For more information, please contact:

Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

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